Exhibit 99.2

RESTRICTED SCAN LINE AREA

Please mark	☒
your votes as
indicate in
this example

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1.	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2008	☐	☐	☐	4.	Resolution on the approval of the actions of the members of the Supervisory Board	☐	☐	☐

2.	Resolution on the allocation of distributable profit	☐	☐	☐	5.	Election of the auditors and consolidated group auditors for the financial year 2009	☐	☐	☐

3.	Resolution on the approval of the actions of the General Partner	☐	☐	☐

Mark Here for Address	☐
Change or Comments
SEE REVERSE

Signature	Signature	Date
NOTE: Please sign as name appears hereon. Joint owners should each sign. When Signature signing as attorney, executor, administrator, trustee or guardian, please give full title Date as such.
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FRESENIUS MEDICAL CARE AG & Co. KGaA

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FRESENIUS MEDICAL CARE AG & Co. KGaA
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. New York City time on April 24, 2009)

          The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) representing ordinary shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of ordinary shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business on March 26, 2009, at the Annual General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 7, 2009, in respect of the agenda items specified in the accompanying invitation.

          The Custodian has recommended that ordinary shares be voted “FOR” each of the resolutions set forth in the accompanying invitation. As provided in the Receipts, if no specific voting instruction is received from an Owner prior to the Instruction Date, that Owner shall be deemed to have instructed the Depositary to give a proxy to the Custodian, which will act as the proxy bank in accordance with Sections 128 and 135 of the German Stock Corporation Act (Aktiengesetz), to vote in accordance with the Recommendation with regard to voting of the Shares pursuant to Section 128 (2) of the German Stock Corporation Act as to any matter concerning which the notice from the Company indicates that a vote is to be taken by holders of shares.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

BNYM SHAREHOLDER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

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